

SE



17009935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 52062

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA SECURITY ASSET MANAGEMENT INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 LISBURN ROAD SUITE 102

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

CAMP HILL	PA	17011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR CPA

(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE W	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, DAVID L ENGLEHART _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA SECURITY ASSET MANAGEMENT INC. _____ , as of DECEMBER 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

VICE PRESIDENT
_____
. Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA ⎫
⎬ SS:
COUNTY OF CUMBERLAND ⎭

SWORN BEFORE ME
ON 18 OF FEB, 2017

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road
Camp Hill, PA 17011

Report on the Financial Statements

I have audited the accompanying statement of financial condition of PFA Security Asset Management, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of PFA Security Asset Management, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFA Security Asset Management, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of PFA Security Asset Management, Inc. financial statements. Supplemental Information is the responsibility of PFA Security Asset Management, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the   Net Capital

Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

PFA SECURITY ASSET MANAGEMENT INC
STATEMENT OF FINANCIAL CONDITION
12/31/2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Metro Bank-Checking	8219.76
Total Checking/Savings	8219.76
Accounts Receivable	
Accounts Receivable	14680.61
Total Accounts Receivable	14680.61
Other Current Assets	
Undeposited Funds	0.80
Total Other Current Assets	0.80
Total Current Assets	22901.17
TOTAL ASSETS	**22901.17**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	14716.12
Total Accounts Payable	14716.12
Total Current Liabilities	14716.12
Total Liabilities	14716.12
Equity	
Additional Paid In Capital	
Additional Pd In Cap-Amos	5771.70
Additional Pd In Cap-Englehart	6071.70
Additional Pd In Cap-Gill	1739.20
Additional Pd In Cap-Grier	4328.20
Additional Pd In Cap-Nickum	6071.71
Additional Pd In Cap-Russell	15788.00
Additional Pd In Cap-Zimmermann	7096.69
Additional Pd In Cap-Zlogar	348.80
Total Additional Paid In Capital	47216.00

Common Stock

Common Stock-Amos	173.90
Common Stock-Englehart	173.90
Common Stock-Gill	108.70
Common Stock-Grier	173.90
Common Stock-Nickum	173.90
Common Stock-Zimmermann	173.90
Common Stock-Zlogar	21.80
Total Common Stock	1000.00
Opening Bal Equity	(14003.30)
Retained Earnings	(20930.67)
Treasury Stock	(5000.00)
Net Income	(96.98)
Total Equity	8185.05
TOTAL LIABILITIES & EQUITY	**22901.17**

PFA SECURITY ASSET MANAGEMENT, INC.
STATEMENT OF LOSS 2016

	Jan - Dec 16
Income	
Commission Inc-Mutual Funds	23,294.74
Commission Inc-Variable Annuity	2,117,106.33
Total Income	2,140,401.07
Expense	
Accounting	4,410.51
Bank Service Charges	0.16
Commission Expense	2,076,202.62
Executive Compensation	18,963.71
Office Expense	40,921.05
Total Expense	2,140,498.05
Net Income	**(96.98)**

PFA SECURITY ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	(96.98)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	1447.63
Accounts Payable	(1481.44)
Net cash provided by Operating Activities	(130.79)
Net cash increase for period	(130.79)
Cash at beginning of period	8351.35
Cash at end of period	**8220.56**

PFA SECURITY ASSET MANAGEMENT INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Paid In Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance January 1, 2016	72	$1,000	72	$47,216	28	($5,000)	($34,934)	$8,266
Net Income	-	-	-	-	-	-	($96.98)	($96.98)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance December 31, 2016	72	$1,000	72	$47,216	28	($5,000)	($35,031)	$8,169

PFA Security Asset Management, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended 12/31/2016

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

The accompanying notes are an integral part of these financial statements.

PFA Security Asset Management, Inc.
Notes to Financial Statements
As of and for the Year-Ended 12/31/2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by PFA Security Asset Management, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Arizona effective July 20, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in Camp Hill, PA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1), which provides an exemption for "Limited Business".

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date

13

of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of investment company products and variable products and variable insurance contracts.

The Company received greater than 90% of its income from several providers.

Income taxes

Effective July 21, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds to the investment company who carries the customer accounts.

NOTE D – SIPC EXCLUSION

Statement Regarding Exclusion from Membership in SIPC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Exclusion from the Securities Investor Protection corporation (SIPC) for the period this audit period, which were agreed to by the Company and, where applicable, any relevant parties, solely to assist you and the other relevant parties in evaluating the Company's compliance with the Exclusion from Membership.

The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties relevant to this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

The Company may be excluded from membership in SIPC [SEA Rule 17a-5(e)(4)] due to certain exclusions, which could include one or more of the following: limited to transactions in security futures products, business limited exclusively to the distribution of mutual funds, the sale of variable annuities, the business of insurance, or the furnishing of investment advice to investment companies or insurance company separate accounts, and broker-dealers whose principal business, in determination of SIPC, is outside the United States and its territories. According to a review of the Company's business, it has been determined that the Company is excluded from membership in SIPC; its business was limited to the distribution of

shares of registered open end investment companies or unit investment trusts and/or the sale of variable annuities.

Attached hereto is a copy of the Form SIPC-3 filed by the Company for the audit period.



mailed 1-5-16

SIPC-3 2016

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;
Pursuant to the terms of this form (detailed below).
x _____ VP   1/4/16
Authorized Signature/Title   Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2016_

—

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

17

NOTE E – RELATED PARTY TRANSACTIONS

All of the Company's commission expenses are paid to the stockholders of the Company. Commission expenses were $2,076,202.62 for the year December 31, 2016.

PFA SECURITY ASSET MANAGEMENT INC.
SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17(a)-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity:		$	8,185.05
Nonallowable assets:			
Fixed Assets:	0.00		
Accounts Receivable - other	0.00		0.00
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		0.00
Net Allowable Capital		$	8,185.05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required as a percentage of aggregate	$	981.57
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net Capital Requirement	$	5,000.00
Excess Net Capital	$	3,185.05

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$	14,716.12
Percentage of aggregate indebtedness to net capital		179.79%

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$	8,185.00
Adjustments:		
Change in Equity (adjustments)		0.00
Change in Non Allowable Assets		0.00
Change in Haircuts		0.00
Change in Undue Concentration		0.00
NCC per Audit	$	8,185.00

Reconciled Difference	$0.00

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Balance of such claims at January 1, 2016	$	-
Additions	$	-
Reductions	$	-
Balance of such claims at December 31, 2016	$	-

PFA Security Asset Management, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2016, the Company had net capital of [$8,185] which was [$3,185] in excess of its required net capital of [$5,000]. The Company's net capital ratio was [179.79%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(1)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

PFA Security Asset Management, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2015

<u>Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)</u>



SECURITY ASSET MANAGEMENT, INC.
Broker-Dealer

704 Lisburn Road, Suite 102, Camp Hill, PA 17011   Phone: (717) 761-8485   Fax: (717) 730-0749

January 25, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that PFA Security Asset Management, Inc. has complied with Exemption Rule
15c3-3 (k) (1), for the period of January 1, 2016 through December 31, 2016. PFA Security Asset
Management, Inc. did not hold customer securities or funds at any time during this period and
does business on a limited basis (publicly registered non-trades REITS, and oil & gas
partnerships). PFA Security Asset Management, Inc.'s past business has been of similar nature
and has complied to this exemption since its inception, July 21, 1999.

Curt H. Zimmermann, the president of PFA Security Asset Management, Inc. has made available
to Edward Richardson all records and information including all communications from regulatory
agencies received through the date of this review December 31, 2016.

David L. Englehart has been responsible for compliance with the exemption provision throughout
the fiscal year. Also, there were not any know events or other factors that might have affected
PFA Security Asset Management, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at
(717) 761-8485.

Very truly yours,

PFA Security Asset Management, Inc.
Curt H. Zimmermann
President

PFA Security Asset Management, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 12/31/2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
PFA Security Asset Management, Inc.
704 Lisburn Road
Suite 102
Camp Hill, PA 17011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) PFA Security Asset Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PFA Security Asset Management, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) PFA Security Asset Management, Inc. stated that PFA Security Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PFA Security Asset Management, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PFA Security Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA